# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E208
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-126425
Filed by CIK 0001832019

## Reporting persons
- Transcend Partners Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 107,416; sole dispositive power 0; shared dispositive power 107,416; aggregate amount beneficially owned 107,416 (2.6% of the class)

## Item 1. Issuer
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, NY, 10118.

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G (this "Statement") is filed by Transcend Partners Opportunity Fund I LLC (the "Reporting Person").
Address of principal business office or, if none, residence:
The principal business address of the Reporting Person is as follows:

10 Orinda View Road
Orinda, CA 94563
Citizenship: The citizenship of each of the Reporting Person is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

Consists of shares of Common Stock held by Transcend Partners Opportunity Fund I LLC ("Transcend"). Any action with respect to the shares of Common Stock held by Transcend, including voting and dispositive decisions, requires at least a majority vote of its managing members, Grant Fairbairn, Nina Fairbairn, and Scott Kintz, each of whom disclaim beneficial ownership of such shares.
Percent of class:
See response to Item 11 on the cover page.

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9 on the cover page by (b) 4,078,139 shares of Common Stock of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Transcend Partners Opportunity Fund LLC: /s/ Nina Fairbairn, Nina Fairbairn, Managing Member (08/13/2025)